Artes Medical, Inc.
5870 Pacific Center Boulevard
San Diego, California 92121
December 19, 2006
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Jeffrey Riedler
Ms. Sonia Barros
Mr. John Krug

Re:	Artes Medical, Inc.
Registration Statement on Form S-1 (File No. 333-134086)
Registration Statement on Form 8-A 12(b)
Ladies and Gentlemen:
     Artes Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the Company’s Registration Statement on Form S-1 (Registration No. 333-134086) as of 4:00 p.m., Eastern Time, on December 19, 2006, or as soon as reasonably practicable thereafter.
     The Company also requests that its Registration Statement on Form 8-A, filed with the Commission on December 11, 2006, be declared effective concurrently with the above-captioned Registration Statement on Form S-1.
     In connection with the request to declare effective the above-captioned Registration Statement on Form S-1, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 19, 2006

     Should you have any questions or comments regarding the foregoing, please contact me at (858) 550-9999.
Very truly yours,
/s/ Peter C. Wulff
Peter C. Wulff
Chief Financial Officer

cc:	C. Heath Glennon (The Nasdaq Stock Market)
Jeffrey C. Thacker